Filed by GrabAGun Digital Holdings Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GrabAGun Digital Holdings Inc.

Commission File No. 333-286021

Date: June 25, 2025

The following statements by Omeed Malik, the Chief Executive Officer and Chairman of the Board of Directors of Colombier Acquisition Corp. II (“Colombier”), and Marc Nemati, the President and Chief Executive Officer of Metroplex Trading Company LLC (doing business as GrabAGun.com) (“GrabAGun”), which are parties to a previously disclosed Business Combination Agreement, dated as of January 6, 2025, between GrabAGun and Colombier Acquisition Corp. II, were included in the June 25, 2025 episode of the SPAC Insider podcast.

Nick Clayton (00:03):

Hello and welcome to another SPAC Insider podcast where we bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners. Despite its moniker as the everything store, you can't buy everything on Amazon and firearms are one of those things, but GrabAGun has spent years building a platform for regulated online firearms purchases and soon consumers will be able to buy GrabAGun stock as well. I'm Nick Clayton, and this week I speak with Marc Nemati, CEO of GrabAGun, and Omeed Malik, CEO, and Chairman of Colombier Acquisition Corp II. The two announced $179 million combination in January of this year that is now nearing close. Marc explains why GrabAGun's platform and the inroads it is already made with Gen Z consumers would be difficult to replicate and why a public listing presents a unique opportunity in the traditionally fragmented and illiquid space. Omeed lays out how the market has already reacted to the transaction as well as others that share a similar investment thesis and how Colombier II has built a strategy around the enthusiasm that parties are already seeing. Take a listen. So Marc, I think there's a lot that's fascinating about this deal, but in looking through your materials, one of the things I was really most struck by was how much GrabAGun is firmly a play in the growth of Gen Z and millennial commerce. How is your company tapping into that?

Marc Nemati (01:28):

Yeah, so I think kind of the broader stroke of that is that GrabAGun is mostly focused on being a technology company. So obviously we're a firearms retailer, but technology is really at our core competency, which is the e-commerce side of things as well as our tech stack on the backend. But we really leverage that play on technology and the advancement of technology overall for the last decade or so to build a platform that entices these younger generation of shoppers. So millennials and Gen Z, they're the largest growing group of new gun buyers. They own, I think 37%, they're the largest group of first time buyers, something around 66% of 'em. So to give them an experience that's akin to how their normal use of shopping for regular products that are not necessarily regulated like firearms are, is really what's attracting that younger demographic. As they're transitioning more into the industry, we're there to grasp, because we're giving them an experience that they're accustomed to, whether that's shopping on Amazon or shopping for other things online. So we'd give them that mobile first experience. Again, a lot of these millennials and Gen Z buyers always have a mobile device. I mean, as you know, I'm sure your phone's always in your pocket, so to give them an experience that works as well on that mobile phone gives them the opportunity to purchase a firearm pretty much anywhere they are.

Nick Clayton (02:45):

Great. And Omeed this transaction follows your first SPAC deal with Colombier I and Public Square, and I was really interested in how this combination not only keeps to your investment thesis there, but Public Square is already collaborating with GrabAGun on its Payment Solutions. So you've been able to build these SPAC transactions off of each other in a sense. And so how would you describe your broader strategy and how this plays in there?

Omeed Malik (03:04):

Yes, thank you. It's totally in line with what I described to you guys when we last did the show, I think about a year and a half ago, which was approximate to Colombier II's IPO, right thereafter Colombier II actually kind of reset the market of SPACs. It was definitely the Nader of the SPAC IPO market in November of 23 when we did the second public offering. The terms we got as I talked to Christie about were certainly best in class and helped to resurrect that IPO market after a very challenging period. And that was because the market understood what we were doing as a broader thesis, which is what you're alluding to. What I mean by that is if you look at public square's performance as a SPAC transaction with the common shares going up to $35, upon ringing the bell, the SPACs warrants trading above a dollar back then, which were unheard of, and as well as just the return that we provided for SPAC investors as purchased at 10 bucks.

(04:02):

The market was very interested in supporting us with what we have called this EIG approach. That's entrepreneurship, innovation and growth investing. And of course we have our fund 1789 Capital that does that. But on the SPAC side, we select companies that really are cornerstones of that vision of the economy that we want to take public, and of course they're precedent transactions for that. Nick, you saw that originally with Truth Social and Rumble around the First Amendment in free speech. Public Square as you mentioned, was us ensuring more transactional freedom as it provides payment processing. And then around the Second Amendment is why we were so interested in the GrabAGun transaction as it overtly tries to enhance and insulate the Second Amendment from what we viewed to be a tax on it, not only at the behest of certain elements of the federal government, but large incumbents in our more and more digital economy on the private side that we're starving the ability of people to exercise their Second Amendment rights.

(05:03):

So this SPAC transaction I think enhances our Second Amendment rights using the SPAC. And again, as we're seeing and as we very much telegraphed in our prospectus with Colombier II, this was exactly the kind of company that we were going to go after, and we have done that for our shareholders and they've been rewarded against being able to purchase the IPO at $10 a share. I think today we're close to $16 on the common shares and the warrants are over $4. There has not been a SPAC that has performed this well as Colombier II in the last two to three years. I think there's over 300 of them, except only one other that has had a better performance and that's Truth Social, which obviously fits into this overall patriotic EIG economy of which now I list basically four companies, Truth Social, Rumble, Public Square, and now GrabAGun and I'll later on in our discussion explain why I think GrabAGun's the best of all four.

Nick Clayton (05:56):

Yeah, definitely. And as we've kind of touched upon already, many of our listeners are aware of how firearms are not regulated like any other consumer product, and you're dealing with this sort of tension between especially younger generations being used to be able to grab everything online. So how have you been able to, how has that first of all just created challenges in terms of setting up an online marketplace for these products, but how have you overcome those in making a broadly available e-commerce platform?

Marc Nemati (06:24):

Yeah, so first, I mean, one clarifying question that I would get a lot of is how are you actually filling products? How are you selling guns online? I think there's a misconception still that we can send guns kind of willy-nilly, and that's not the case. I mean, every firearm that we sell has to be asked to go through a federal background check process. So although the experience is very similar to that of Amazon, there is an extra step in terms of regulation for passing a background check. So we have a dealer network of about 42,000 dealers, which are federally licensed by the ATF that conduct the final background check at the point of transfer. So the buying experience is if you go on our website, you do some research on what product you want, you buy that gun, you add it to your cart, and that checkout you're picking which dealer to send it to, so we'll send it to that dealer.

(07:10):

The dealer will conduct your background check, you pass obviously the federal background check plus whatever the local state laws are, and then you get to take that firearm home. So kind of managing through that process is we try and on the front end of it, make the experience as much of a non-regulated look and feel. So you're just shopping for a widget just like you would on any other e-commerce platform. And then at the end, there's that extra step of picking that regulated step, which is the location for the background check. On the backside what you don't see is that every firearm that we touch at GrabAGun has to run through all sorts of checks and balances to make sure everything's provided by regulations. So we have our backend managed system obviously handles a lot of the regulation aspect, which has been a challenge I think the industry has had for a while.

(07:54):

Obviously there's extra steps to make sure you're compliant. So we have our software written specifically for our industry, specifically for our use cases, that not only is streamlining the business, but is making sure that we are always compliant. So whether that's from logging guns in and out to making sure we have the correct forms i's dotted t's crossed, all of that nature. So again, leveraging a lot of technology to make sure we're staying compliant. Also while maximizing efficiency to make sure that we can get product to customers quickly so the customer satisfaction is high, even on, again, on a regulated item that takes a few more steps than purchasing a book online or something of that nature.

Nick Clayton (08:31):

Yeah, that sounds like quite a bit of buildup, but I mean on I guess the plus side, it's also quite the barrier to entry. What is the competition like for you, especially when it comes to those Gen Z and millennial buyers who want to try to transact online?

Marc Nemati (08:44):

So competition, I guess as a whole, if we ignore just the millennial and Gen Z, there's a lot of different avenues to purchase. Some of those online platforms have a more, let's say, antiquated look and feel. GrabAGun was started 15 years ago because we noticed that gap in the marketplace. We noticed that there wasn't a good user experience for people, millennials and Gen Z and how they bought and how they purchased. So there have been a few players that have hopped up over the years. We do believe that we have the best user experience. I mean, we've invested a lot of time, energy, and money into maintaining that. My background is also in e-commerce development and software development. So from the top down, technology is again a key piece of our business and how we go to market with our user experience to those consumers.

(09:28):

There's definitely a barrier to entry. You have the legacy guys like Walmart’s and Dick's backing out of the space and Amazon, I don't think they would really get into the space. I think there's reputational risk for them to do that, but I think if they were to develop any sort of solution, this is exactly what they would do. We've built that. Amazon for guns I guess is a moniker that we've been hearing a lot lately, which is I think very apropos to kind of what we're doing, but I don't see Amazon as being a competitor, but initially us being that kind of environment and that kind of marketplace for consumers in our industry.

Nick Clayton (10:02):

Yeah, and as you mentioned there, I mean surely there's always a possibility certain things can change, but there's a lot of reasons why it seems like the landscape is the way it is. And in addition to just all of the backend work you've been describing there, there's a lot of financial institutions that have restrictions on investing or lending to organizations that touch on firearms that I imagine when it comes to you guys as well, just in terms of your own plans, a traditional IPO campaign probably would've been particularly challenging, but a SPAC can skip right past that and provide the opportunity for public market investors to be able to invest in a company like yours. So just sort of what were your options as you've been thinking about commercializing and building this out and getting to this stage and what were kind of your thoughts before you got in touch with Omeed here?

Marc Nemati (10:45):

Yeah, we've always been on a strong growth trajectory, and I think your points that you're making there are also very appropriate for our thesis going forward, which is our M&A strategy. This industry hasn't, obviously there's financial restrictions, there hasn't been a lot of opportunities for people to exit, which is kind of stymied innovation overall. There's a lot of companies that have been around, whether they're other e-commerce retailers of goods or they're manufacturers, wholesalers, whatever you say within the industry that don't really have either a good succession plan or don't really have a way out, now that we're going public via SPAC and we're going to have a bunch of cash on the balance sheet to go make acquisitions. There's a lot of these people within the industry that they haven't had an opportunity that now can come to us as a way for us to grow our overall ecosystem.

(11:29):

We get the opportunity to buy them as a discount compared to what we're trading at, but also giving them the opportunity to join our ecosystem and grow and give them an opportunity for exit. So in terms of how we met and how this has gone through and what we were doing before that, we've always been on a high growth trajectory. We've always wanted to be the best player in this space. We've applied a lot of technology to do that, to modernize not just ourselves, but this industry as a whole, which has really been behind in the times in terms of modernization. So being a Second Amendment advocate and in this space applying technology and modernization, not only does that grasp that younger generation that we talked about before, but allows the industry itself to grow and innovate, which has been really lackluster over the last several decades.

Omeed Malik (12:13):

I think that's kind of a very important point, and maybe it segues into what I previewed before, which is why I think this is probably one of the top transactions within this niche ecosystem that I've described. What you saw in Truth Social and Rumble and Public Square were nascent companies that were the first of its kind to demonstrate the democratization of capital markets, which is to say that if you had an ideology behind a financial transaction, you would be more successful than not. You would potentially have the ability to trade way above what a purely financial statement would tell you, you could trade at. And that has been a phenomenon we have not seen in any other area, but these patriotic businesses and SPACs, the only ones that are successful, and that's mostly because there's a retail component to the interest in them and that people want to go and support the mission.

(13:07):

And again, we're not doing anything new in that I contend that capital markets have been politicized for over 15 years as a result of ESG policies. It's just been the other side. What we have done over the past several years by bringing some of these other companies to market is simply address how the other half of the country wants. And so this is providing that choice and you're overwhelmingly seeing the demand for them given these three companies successes on a relative basis as it relates to just the SPAC transaction component. Now, as I've mentioned though, in the other three, they were all nascent. So they're newer companies that in many cases are just getting warmed up and don't have a lot of revenue associated with them. In contrast, GrabAGun has been around for over a decade, is making approximately a hundred million of revenue and is profitable.

(13:56):

So you have a highly fundamentally sound successful business and like other companies in the Second Amendment or gun and ammunition space, the real struggle is not that there isn't a lot of demand. We characterize this as basically an 85 billion TAM, one out of every two households owns a firearm. But given all of the hurdles that occur in this sector that we've kind of started to describe around financing, advertising, it's very difficult to scale a business though if you can't get appropriate distribution because you're prohibited from doing so or financing. So in this case, the team that I run at Colombier II, two of the best things we have are providing capital and then the distribution that we provide that other SPAC sponsor teams cannot because of how high profile our team is. Obviously many of us are very politically connected, very well known in media, and obviously including Donald Trump Jr is looked at as kind of an avatar for the Second Amendment community in many ways as well.

(14:56):

So it was the appropriate choice for us to work with him again, who's our partner at 1789 and obviously worked with us in Public Square as well. So with all of that said, we bring the ability to provide again, that distribution that's lacking in the space writ large and in particular, what's so nice is to be able not just to do it with a company that's more of an idea or nascent, but an established business that's already profitable doing about as well as anybody could have imagined in a challenge space and now solve the issues which is distribution, public currency and capital, delivering them a sign amount of capital. Now, what does that lead to? Not only I think exquisite transaction, but on a long-term basis, you then have GrabAGun, be in a position to be the consolidator in the space in which there are dozens upon dozens of nice little businesses that are stuck, but you have one behemoth then that can be kind of the conglomerate, and that is going to be GrabAGun at the end of this.

(15:57):

There will be no better known company, there will be no better capitalized company, and there'll be no other company growing with a public currency. And that's really the opportunity not just as a SPAC transaction, but as a long-term play that we see here priced very, very reasonably on the fundamentals. The other world that you've seen this play in is more like a Tesla where Elon has a cult a personality where trades above and maybe where the fundamentals would suggest it would you see the exact same type of phenomenon potentially here as well. And I think that's the opportunity for investors both SPAC and more fundamental in nature. And that's a marrying that we have not seen yet.

Nick Clayton (16:38):

Yeah, I wanted to follow up on that because when I was initially looking through this deal's announcement materials and since following through it as you've gone through the process, I was sort of stunned at the way you've described the opportunities here, the track record of deals under a similar thesis and all of that. And yet there's been times in the SPAC market where we've seen a particular thesis coming to a fore, say it was electric vehicles and then you had a ton of deals that all came out, all priced over a billion because it was about the growth that could be seized, et cetera in the future. But as you mentioned, this deal is priced far more modestly with an enterprise value right around 200 million. And it would seem to be giving some room to run there. But what was sort of your strategy?

Omeed Malik (17:22):

You’re picking up on something really, really important, Nick, that I think is missed by a lot. So we understand that we have this kind of pixie dust as you're pointing out, because we're clearly the only team that can capture the way we can this moment or this idiosyncratic arena that we play in which we're calling EIG or parallel economy, but we're not letting that go to our heads and we're not being irrational about it the way you saw a lot of sectors like EVs and other things during that boom period because they would then take advantage of the fact that they were in vogue and they would price them in an absolutely absurd way. We're doing exactly the opposite. What we have done is price this purely based on the fundamentals that GrabAGun already has to today giving zero credit to any of the pixie dust or interest that we've described.

(18:11):

So you're in a position at $10 a share, which is the merger value to own the asset at a little time, a more than one time sales, which is incredible. And that's what it would trade at if it was a regular public company with none of us involved. So now that's where you, to your point, get to dream and see the run. And that's where I think there's a ton of opportunity, not only again, as I keep saying in the transaction, but as a long-term fundamental play. And that's why I think that's so exciting, and that's one of the reasons we wanted to price it as reasonably as we did, giving no credit to some of the intangibles that everyone knows are present here.

Nick Clayton (18:49):

And going back to those fundamentals a little bit, as has been mentioned, Marc, GrabAGun is already EBITDA positive and you're in a space where there are a lot of structural challenges to operating the way you are. But what are some of the things you have targeting, continuing to expand that margin and what are some of the things you can improve upon and bring some proceeds to bear strategically here?

Marc Nemati (19:11):

So I think we have a lot of opportunities to get, there's other retailers I think I mentioned before of firearms within the space that have a different kind of following than we do, which are potential acquisition targets. There's people that are also e-commerce retailers, but they're not necessarily firearms retailers. They're selling kind of more luxury goods, let's say like the optics and things of that nature that have a little bit better ability to do some advertising and marketing and have maybe a different customer base. And there's also opportunities with wholesale and distribution and then again, even software. So the space doesn't have a lot of software offerings. There are some for let's say compliance platforms, point of sales and ERPs, I think will give us an ability to have a different type of product mix. Software is obviously very different than a hard good, but then speaking of those retailers and wholesalers and the hard goods, our software technology that we've built has made us very efficient.

(20:03):

I think layering in any of these acquisitions into our existing kind of tech stack will immediately make them more efficient As we vertically integrate, it'll increase our margin profile. Stepping into some of those other, let's say luxury items that I was mentioning before, have a higher gross margin profile than firearms. So there's a lot of different levers I think we can pull all within the industry through a lot of these different M&A strategies that will allow us not only become more efficient and have better customer experience, but also to expand on gross margins.

Nick Clayton (20:34):

And I guess when you look at that path, we touched upon a little bit in terms of for one where Colombier II's shares are trading right now, it would seem like redemptions aren't going to be much of an issue when it does come closer to close, but has there been interest as you gone through the roadshow in being involved in the transaction in terms of a PIPE or something like that, what have the conversations been like in terms of just your interest out there?

Omeed Malik (20:58):

Yeah, I mean obviously there's been a ton of interest in that and you could do that if you want, but at the same time, then it goes back to what we were talking about earlier, you'd have a dilutive issue at that point because you'd have almost too much cash and embarrassment of riches, if you will. And we don't want to do that. So the company getting all of what's in trust is more than sufficient for them to execute on the kind of business plan that they're interested in doing. So a PIPE ends up becoming unnecessary and, in some ways, could be counterproductive. So we're just in a very fortunate situation to allow the trust to speak for itself and proceed from there. And I think that's one of the nice features, and again, which makes this transaction so unique.

Nick Clayton (21:37):

But again, having the technology side and the obvious interested investors that don't always get a chance to trade these sorts of stocks in this way, and that brings up some of the other kind of interesting technology sectors. I was just curious, we've seen a lot of movement with crypto stocks and crypto strategies in terms of publicly listed companies as well as anything touching upon AI. And so Marc, how are you guys using AI at all right now in terms of your operations? And has there been any interest in crypto as a payment, as a treasury, as any of those things that retail investors seem very interested in right now?

Marc Nemati (22:14):

Yeah, AI is definitely key part of what we do. Again, I'm a technologist kind of at heart. And this industry being, as I mentioned before, kind of backwards, not necessarily backwards, but very slow to adopt technology now with AI being levered on, I think it's only going to grow the disparity within those who have adopted technology within this industry versus those who haven't. Some people say, well, they'll just start using AI and then they'll catch up. I don't think that's a good way to look at it. You have a lot of these people that have had opportunities to leverage technology for decades and haven't. So I don't think you can really change the ethos of a company who hasn't really focused on technology. But we have, so we've been using AI for a year, year and a half, I guess really in earnest for a lot of different pieces of the business, whether that's from augmenting our customer service.

(23:00):

So a lot of AI helps us really do a lot of customer resolutions and customer service issues. We use AI internally also for a lot of our pricing demand prediction, things of that on the backend. On the supply chain aspect, we announced, I think it's been a couple of weeks, the partnership with the new AI company that we're going to launch a kind of builder configurator on our website that will allow customers really to expand to their baskets. So obviously in e-commerce, one of the main goals of any e-commerce company is to expand that AOV, which is adding more products to the basket. But from a retail perspective and a firearms perspective, there's a lot of accessory items that work with different firearms. So you think mounting an optic on a rifle, you want to make sure that optic is going to be compatible with your rifle.

(23:45):

And there's not a lot of data through the various channels that are most prominent that we get data from manufacturers that have a lot of the information. So we can leverage AI and this new AI piece that we have will allow us to help customers determine what's compatible with their existing products or products that they're purchasing from us. So they can kind of build out a whole, let's say a bundle or a larger basket because they can use more, they'll have better insights to understanding what works with products they already have. So I think that's another big piece with AI, which will help the shopper. It'll improve not just user engagement, it'll be spending a lot more time on the site. It'll give them a lot more comfort in understanding what fits with their products. So again, leveraging AI from backend stuff, supply chain front end with helping customers pick products, adding in customer service.

(24:32):

So AI is definitely is growing and expanding, and we're leveraging as much of that as we can right now. I think also a key part of AI is not necessarily, there's a lot of these AI companies, they're all competing for who's going to have the best model to build whatever thing you're looking for. But a lot of the customers like us that are going to be leveraging those AI technologies, it's going to be about what information you can get into that AI platform to then give out the best information. So there's public information that everybody has access to. You can go on Chat GPT and ask it a question that's going to scour the web or Grok or whoever you want to use. But from running a business, there's a lot of internal business information that we have, whether that's user behavior on our e-commerce platform or volatility of a product inventory from dozens of suppliers.

(25:18):

So we have a lot of that data. I think also as part of our M&A strategy, we can acquire these targets. Obviously we're going to look at the fundamentals of those businesses, but also I think we can add in the uniqueness and quality of their private data that they can bring into the ecosystem. So if you think about how much more customer data they can bring us, how much more product data they can bring us, how much more of that data we can get and then ingest with AI will allow us to make, again, better buying decisions, better operating decisions, more efficiencies. And then as we scale and get more and more data, we can leverage that even as its own asset to really get a better understanding as a whole in this whole industry, which is historically not a very good, and I know live or up-to-date KPIs, a lot of the KPIs in this industry are usually pretty few months old. So leveraging AI in that aspect will definitely be beneficial for the whole industry and obviously for us too.

Nick Clayton (26:11):

Great. Well, so for investors that are looking forward to being able to buy a GrabAGun under the PEW ticker, what are the next steps looking like and what should investors be looking out for

Omeed Malik (26:22):

From a process standpoint we're hoping that we are going to be deemed effective imminently here. We did just last night as we released publicly filed what we hope to be our final amendment to the S-4 and be deemed effective any moment now. And then obviously you'll have a period of time between now and the vote that will take place then concluding, excuse me, with the merger and then ringing the bell at the New York Stock Exchange. So people will hopefully be able to start trading the new ticker as soon as that happens. And we think that's just a matter of weeks away based on certain requirements with the exchange that we have to comply with at the NYSE, but it's all towards the end here now kind of just wait and then go hurry up and go type thing. And so we're very excited about that. And our hope is sometime around Independence Day, people will be able to start, which is appropriate, trading the PEW ticker. And so we appreciate all the existing shareholders as support of which there are many particularly people that believe in this transaction. And it's been a pleasure working with Marc and his team thus far and continue to and see what they bring. And also I think that it's very much in line with what me and my team has done, and we'll continue to do so. I'm sure we'll be talking again.

Note: Prior to this interview, on June 20, 2025, the Registration Statement on Form S-4 filed by GrabAGun Digital Holdings Inc. was declared effective. Trading using the PEW ticker is anticipated to occur as soon as practicable following the July 15, 2025 shareholders' meeting.

Additional Information

GrabAGun Digital Holdings Inc. (“Pubco”), Colombier Acquisition Corp. II (“Colombier II”) and Metroplex Trading Company, LLC (d/b/a GrabAGun) (“GrabAGun”) have filed a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”) with the SEC, which has, as of the date of this current filing, been declared effective. The Registration Statement includes a preliminary proxy statement of Colombier II and a prospectus in connection with the proposed business combination (the “Business Combination”) among Colombier II, Pubco, Gauge II Merger Sub Corp (“Colombier Merger Sub”), Gauge II Merger Sub LLC, (“GrabAGun Merger Sub”) and GrabAGun pursuant to the Business Combination Agreement, dated January 6, 2025, between the parties (the “Business Combination Agreement”).

Colombier II has also filed with the SEC a definitive proxy statement (the “Proxy Statement”) containing important information about the Meeting and how Colombier II shareholders as of the Record Date established for purposes of the Meeting can vote their shares.

SHAREHOLDERS OF COLOMBIER II AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT, AND AMENDMENTS THERETO, IN CONNECTION WITH COLOMBIER II’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT COLOMBIER II, GRABAGUN, PUBCO AND THE BUSINESS COMBINATION. Now that the Registration Statement has been declared effective, Colombier will mail the definitive proxy statement/prospectus and a proxy card to each shareholder of Colombier as of the Record Date. Shareholders will also be able to obtain copies of the Registration Statement and the Proxy Statement, without charge, on the SEC’s website at www.sec.gov or by directing a request to: Colombier Acquisition Corp. II, 214 Brazilian Avenue, Suite 200-J, Palm Beach, FL 33480; e-mail: colombier@icrinc.com.

Participants in The Solicitation

Pubco, Colombier II, GrabAGun, and their respective directors, executive officers and members, as applicable, may be deemed to be participants in the solicitation of proxies from the shareholders of Colombier II in connection with the Business Combination. Colombier II’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier II’s final prospectus filed with the SEC on November 20, 2023 in connection with Colombier II’s initial public offering (“IPO”), Colombier II’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on March 25, 2024 and Colombier II’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination, which may, in some cases, be different from those of shareholders generally, will be set forth in the Registration Statement relating to the Business Combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer Or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, references with respect to the anticipated benefits of the proposed Business Combination; GrabAGun’s ability to successfully execute its expansion plans and business initiatives; the sources and uses of cash of the proposed Business Combination; the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed Business Combination; and expectations related to the terms and timing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of GrabAGun’s and Colombier II’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of GrabAGun and Colombier II. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; the inability to recognize the anticipated benefits of the Business Combination; the inability of GrabAGun to maintain, and Pubco to obtain, as necessary, any permits necessary for the conduct of GrabAGun’s business, including federal firearm licenses issued pursuant to the Gun Control Act, 18 USC 921 et seq. and special occupational taxpayer stamps issued pursuant to the National Firearms Act, 26 USC 5849 et seq.; the disqualification, revocation or modification of the status of those persons designated by GrabAGun as Responsible Persons, as such term is defined in 18 U.S.C. 841(s); the ability to maintain the listing of Colombier II’s securities on a national securities exchange; the ability to obtain or maintain the listing of Pubco’s securities on the NYSE, following the Business Combination; costs related to the Business Combination; changes in business, market, financial, political and legal conditions; risks relating to GrabAGun’s operations and business, including information technology and cybersecurity risks, and deterioration in relationships between GrabAGun and its employees; GrabAGun’s ability to successfully collaborate with business partners; demand for GrabAGun’s current and future offerings; risks that orders that have been placed for GrabAGun’s products are cancelled or modified; risks related to increased competition; risks that GrabAGun is unable to secure or protect its intellectual property; risks of product liability or regulatory lawsuits relating to GrabAGun’s products and services; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Colombier II’s securities; the risk that the Business Combination may not be completed by Colombier II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier II; the failure to satisfy the conditions to the consummation of the Business Combination; the outcome of any legal proceedings that may be instituted against GrabAGun, Colombier II, Pubco or others following announcement of the proposed Business Combination and transactions contemplated thereby; the ability of GrabAGun to execute its business model; and those risk factors discussed in documents of Pubco and Colombier II filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Colombier II nor GrabAGun presently know or that Colombier II and GrabAGun currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Colombier II’s, Pubco’s and GrabAGun’s expectations, plans or forecasts of future events and views as of the date of this communication. Colombier II, Pubco and GrabAGun anticipate that subsequent events and developments will cause Colombier II’s, Pubco’s and GrabAGun’s assessments to change. However, while Colombier II, Pubco and GrabAGun may elect to update these forward-looking statements at some point in the future, Colombier II, Pubco and GrabAGun specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by Colombier II. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by U.S. federal securities laws.